Oncolytics Biotech® and SOLTI Announce Upcoming Poster Presentation at the European Society for Medical Oncology Breast Cancer Meeting

SAN DIEGO, CA and CALGARY, AB, May 2, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) and SOLTI-Innovative Cancer Research today announced the acceptance of an abstract for a poster presentation at the upcoming European Society for Medical Oncology Breast Cancer Meeting, which is taking place both online and in-person at hub27 – Messe Berlin in Berlin, Germany from May 3-5, 2022.

The accepted abstract (#364) is available on the ESMO Breast Cancer Meeting website. Included in the abstract are new results from cohort 1 and cohort 2 of the AWARE-1 study, a collaboration between Oncolytics Biotech and SOLTI, each of which enrolled ten HR+/HER2- early-stage breast cancer patients. These patients were treated with pelareorep and the aromatase inhibitor letrozole without (cohort 1) or with (cohort 2) the PD-L1 checkpoint inhibitor atezolizumab. Evaluation of these cohorts was the primary focus of AWARE-1 as HR+/HER2- is the breast cancer subtype Oncolytics intends to investigate in a future registrational study.

Results of this exploratory study described in the abstract show pelareorep’s potential to induce an inflamed tumor phenotype and its synergy with atezolizumab. They also support pelareorep’s immune-based mechanism of action and suggest that the combination of pelareorep and atezolizumab may improve outcomes in breast cancer. Additional details on analyses and results described in the abstract will be provided following the publication of its corresponding poster, in accordance with the ESMO Breast Cancer Meeting’s embargo policies.

Details on the abstract and upcoming poster presentation are shown below.

Title: The oncolytic virus pelareorep primes the tumor microenvironment for checkpoint blockade therapy in early breast cancer patients - results from AWARE-1 study

Category: Biomarkers and translational research and precision medicine

Abstract Number: 364

Presentation Date: May 4, 2022

Presentation Time: 12:15 p.m. CET

About AWARE-1
AWARE-1 was an open-label window-of-opportunity study in early-stage breast cancer. The study combined pelareorep, without or with atezolizumab, and the standard of care therapy according to breast cancer subtype. Tumor tissue was collected from patients as part of their initial breast cancer diagnosis, again on day three following initial treatment, and finally at three weeks following treatment, on the day their tumor is surgically resected. Key objectives of the study were to confirm that pelareorep is acting as a novel immunotherapy, to evaluate potential synergy between pelareorep and checkpoint blockade, and to collect biomarker data. The primary endpoint of the translational study was overall CelTIL score (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study included safety and tumor and blood-based biomarkers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; the timing and anticipated content of poster presentation at the upcoming European Society for Medical Oncology Breast Cancer Meeting; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com